LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW
5335 WISCONSIN AVENUE, N.W., SUITE 400
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2011	rpomerenk@luselaw.com

April 29, 2011

Ms. Kathryn McHale
Senior Attorney
Securities and Exchange Commission
Mail Stop 4720
Washington, D.C. 20549

Re:	Brookline Bancorp, Inc. Form 10-K for the Fiscal Year Ended December 31, 2010 File No. 000-23695

Dear Ms. McHale:

We are writing to confirm our telephone conversation today with Erin Purnell of the staff regarding the April 21, 2011 staff comment letter on the above-referenced filing by Brookline Bancorp, Inc. (the “Company”).  As discussed with Ms. Purnell, to enable the Company to be fully responsive to the staff’s comments, the staff agreed to allow the Company an extension of the time period for responding to the comments.  The Company will file its responses to the staff comments on or before May 26, 2011.

Sincerely,
/s/ Robert B. Pomerenk Robert B. Pomerenk

cc: Paul R. Bechet, Chief Financial Officer